

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 21, 2007

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Philip Cox
Chief Executive Officer
International Power PLC
Senator House
85 Queen Victoria Street
London EC4V 4DP, United Kingdom

Re: **Form 20-F for the year ended December 31, 2005**
Filed June 30, 2006
Response Letter Dated November 28, 2006
Response Letter Dated March 30, 2007
Response Letter Dated May 8, 2007
File No. 1-13644

Dear Mr. Cox:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief